Mail Stop 4561

June 11, 2007

Jonathan V. Diamond
1601 Cloverfield Boulevard, Suite 400 South
Santa Monica, CA 90404-4082

> **Re: ARTISTdirect, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Quarters Ended March 31, 2006, June 30, 2006, and**
> **September 30, 2006**
> **File No. 000-30063**

Dear Mr. Diamond:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief